NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces signing of Purchase and Sale Agreement to acquire Full Tilt Field Services Limited

Calgary, Alberta, June 28, 2007 – CE Franklin Ltd. (TSX.CFT, AMEX.CFK) announced that it has signed a Purchase and Sale Agreement to acquire the shares of Full Tilt Field Services Limited, a private company located in Lloydminster, SK.  The acquisition is expected to close in the next few days.

Full Tilt provides mechanical sales and service to the energy industry and operates a fleet of service vehicles.  Full Tilt also provides installation, sales and service of Articulating Cranes as well as fabricating and modifying service truck bodies.

CE Franklin will now begin the integration of the two companies’ operations.

"The acquisition of Full Tilt will help CE Franklin diversify its service offering to the energy industry,” said Michael West, Chairman, President and CEO.  “Full Tilt has built a solid reputation and track record that integrates well with CE Franklin in our move forward to creating more value to all stakeholders.”

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada. These products are distributed through its 42 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes pipe, valves, flanges and fittings to the oilsands, refining, heavy oil and petrochemical industries and non-oilfield related industries such as the forestry and mining industries.

We serve our customers through an extensive network of branches, managed customer warehouses and offsite inventory stocking locations. All are connected by state-of-the-art technology that offers our customers an efficient supply chain management system.

Shares of CE Franklin trade on the Toronto Stock Exchange under the symbol “CFT” and on the American Stock Exchange under the symbol “CFK.” Smith International, Inc., the parent company of CE Franklin’s North American partner Wilson Supply, owns approximately 52% of the Company’s outstanding shares.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

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